January 10, 2006
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FBL Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 2, 2005
File No. 1-11917
Dear Mr. Rosenberg:
This letter is in response to the SEC staff’s comment letter dated December 23, 2005. Set forth below are FBL Financial Group, Inc.’s responses to the comments raised in your letter. For your convenience, we have provided each of your numbered comments followed by our responses in italics. References throughout this letter to “we” and “our” are to FBL Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Management’s Discussion and Analysis of Financial Condition and Results of
Operations for the Three Years Ended December 31, 2004, page 25
1.	In certain areas of the discussion you make reference to specific factors that contributed to the change from period to period. For example, please refer to your disclosure on page 26 that discusses the reasons for increases in premiums and product charges. Where applicable please provide to us, in disclosure-type format, the quantification of the individual factors, an analysis explaining the relative significance of these items and why the individual factors changed.

See Attachment A for a copy of the Results of Operations section of our 2004 Form 10-K edited to provide the details requested in your comment. Changes to the original filing have been marked to facilitate your review.

Division of Corporation Finance
Mr. Jim Rosenberg
January 3, 2006

Contractual Obligations, page 50
2.	We note you disclose your insurance liabilities net of expected reinsurance recoveries. Amounts in the table should be presented on a gross basis consistent with the legal form of the obligation. Please provide us a table presenting all obligations on a gross basis. If you wish to inform investors about recoverables, disclosure may be presented in a separate table with any necessary narrative disclosure.

Contractual Obligations

In the normal course of business, we enter into financing transactions, lease agreements, or other commitments which are necessary or beneficial to our operations. These commitments may obligate us to certain cash flows during future periods. The following table summarizes such obligations as of December 31, 2004:

	Payments Due by Period
		Less than	1 – 3	4 – 5	After
	Total	1 year	years	years	5 years
	(Dollars in thousands)
Contractual Obligations:
Insurance liabilities (1)	$10,002,743	$552,955	$1,174,358	$1,215,401	$7,060,029
Subordinated note payable to Capital Trust, including interest payments (2)	148,531	1,213	2,425	2,425	142,468
Redemption of Series C redeemable preferred stock, including interest payments	46,997	724	46,273	–	–
La Salle Bank revolving line of credit, including interest payments (3)	47,221	47,221	–	–	–
Senior Notes, including interest payments	116,681	4,387	8,775	8,775	94,744
Home office operating leases	21,173	2,405	7,415	5,343	6,010
Purchase obligations	24,285	20,904	3,280	101	–
Mortgage loan funding	46,054	46,054	–	–	–
Other long-term liabilities (4)	38,096	9,284	20,045	3,246	5,521

Total	$10,491,781	$685,147	$1,262,571	$1,235,291	$7,308,772

(1)	Amounts shown in this table are projected payments through the year 2023 which we are contractually obligated to pay to our life insurance and annuity contract holders. The payments are derived from actuarial models which assume a level interest rate scenario and incorporate assumptions regarding mortality and persistency when applicable. These assumptions are based on our historical experience.
(2)	Amount shown is net of $3.0 million equity investment in the Capital Trust due to the contractual right of setoff upon repayment of the note.
(3)	Interest on the revolving line of credit accrues at a variable rate (3.07% at December 31, 2004). For purposes of this table, that rate is assumed to remain constant until maturity.

Division of Corporation Finance
Mr. Jim Rosenberg
January 3, 2006

(4)	Includes our estimated future contributions to multiemployer defined benefit plans. Contributions related to the qualified pension plan are included through 2007. No amounts related to the qualified pension plan are included beyond 2007 as the contribution amounts will be re-evaluated based on actual results.
We are also a party to other operating leases with total payments of approximately $1.3 million per year. Generally, these leases are renewable annually with similar terms. Although our current intention is to renew these leases, we are not obligated to do so.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that these responses have addressed the issues raised in the comment letter. However, should you require additional information, please do not hesitate to contact me at (515) 225-5599 or Don Seibel, Vice President-Accounting, at (515) 226-6399.
Sincerely,
/s/ James W. Noyce
James W. Noyce
Chief Financial Officer

Attachment A to Mr. Rosenberg letter dated January 10, 2006

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations for the Three Years Ended December 31, 2004

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands, except per share data)

Net income	$66,076	$65,945	$50,668
Less dividends on Series B and C preferred stock	(150)	(2,297)	(4,337)

Net income applicable to common stock	$65,926	$63,648	$46,331

Earnings per common share	$2.31	$2.27	$1.68

Earnings per common share – assuming dilution	$2.26	$2.23	$1.64

Other data
Direct premiums collected, net of reinsurance ceded:
Traditional annuity – exclusive distribution	$231,240	$227,591	$198,024
Traditional annuity – independent distribution	472,273	821	–
Traditional and universal life insurance	167,799	164,926	157,925
Variable annuity and variable universal life (1)	133,277	115,592	127,321
Reinsurance assumed and other (2)	219,118	668,809	859,156

Total	$1,223,707	$1,177,739	$1,342,426

Direct life insurance in force, end of year (in millions)	$33,890	$32,426	$30,496
Life insurance lapse rates	7.5%	7.3%	7.2%
Withdrawal rates:
Individual traditional annuity – exclusive distribution	3.1%	2.7%	4.3%
Individual traditional annuity – independent distribution	4.7%	4.6%	3.5%
(1)	Amounts are net of portion ceded to and include amounts assumed from alliance partners.
(2)	Prior year periods have been restated to exclude internal rollovers to the variable segment totaling $2.9 million in 2003 and $7.0 million in 2002.
Premium collected is a non-GAAP financial measure for which there is no comparable GAAP financial measure. We use premiums collected to measure the productivity of our exclusive and independent agents. Direct traditional annuity – independent distribution premiums collected increased significantly during 2004 due to the successful expansion of our EquiTrust Life independent distribution channel. This is driven largely by an increase in the number of licensed independent agents from 177 at December 31, 2003 to 4,778 at December 31, 2004. Reinsurance assumed and other premiums collected decreased during 2004 due to the suspension of our coinsurance agreement (the coinsurance agreement) with American Equity effective August 1, 2004. As a result of this suspension, no transfers of new business will occur unless we and American Equity agree to resume the coinsurance of new business. The business assumed by us prior to the suspension will remain as part of our in force business.
Net income applicable to common stock increased 3.6% in 2004 to $65.9 million and 37.4% in 2003 to $63.6 million. As discussed in detail below, ~~N~~net income applicable to common stock in 2004 was positively impacted by growth in the volume of business in force, an increase in realized gains on investments and a decrease in our effective tax rate. These items are partially offset by decreases in equity income and spreads earned on our individual annuity products and increases in operating expenses. The increase in 2003 is primarily attributable to growth in the volume of business in force, decreases in realized losses on investments and increases in equity income and fee income from bond calls and mortgage loan prepayments.
The increase in volume of business in force is quantified in the detailed discussion that follows by summarizing the face amount of insurance in force for life products or account values of contracts in force for interest sensitive products. The face amount of life insurance in force represents the gross death benefit payable to policyholders and account value represents the value of the contract to the contract holder before application of surrender charges or reduction for any policy loans outstanding.

Attachment A to Mr. Rosenberg letter dated January 10, 2006
The spreads earned on our universal life and individual traditional annuity products are as follows:

	Year ended December 31,
	2004	2003	2002
Weighted average yield on cash and invested assets	6.14%	6.81%	7.17%
Weighted average interest crediting rate/index cost	4.13%	4.57%	5.34%

Spread	2.01%	2.24%	1.83%

The weighted average yield on invested assets represents the yield on cash and investments backing the universal life and individual traditional annuity products net of investment expenses. The weighted average crediting rate/index cost and spread are computed including the impact of the amortization of deferred sales inducements. With respect to our index annuities, index costs represent the expenses we incur to fund the annual income credits through the purchase of options and minimum guaranteed interest credited on the index business. See the “Segment Information” section that follows for a discussion of our spreads.
Premiums and product charges are as follows:

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Premiums and product charges:
Interest sensitive and index product charges	$89,925	$83,944	$78,475
Traditional life insurance premiums	131,865	129,190	121,999
Accident and health premiums	480	566	493

Total	$222,270	$213,700	$200,967

Premiums and product charges increased 4.0% in 2004 to $222.3 million and 6.3% in 2003 to $213.7 million. The increases in interest sensitive and index product charges in 2004 and 2003 are driven principally by surrender charges on annuity and universal life products, increases in cost of insurance charges on universal life products and mortality and expense fees on variable products.
Surrender charges totaled $9.9 million in 2004, $7.5 million in 2003 and $3.7 million in 2002. Surrender charges increased~~increased~~ due primarily to increases in surrenders relating to growth in the volume and aging of our business in force. The average account value for annuity and universal life insurance in force, which increased due to increases in premiums collected as summarized in the “Other data” table above, totaled $4,638.7 million for 2004, $3,821.~~.~~6 million for 2003 and $~~.~~2,901.4 million for 2002. Aging of the business in force is believed to be driving a portion of the increase in surrender charges relating to the annuity business assumed under the coinsurance agreement and business written directly through the EquiTrust Life independent agents as the surrender charge rate decreases the with passage of time (at a rate generally equal to 1.0% per year). This makes a surrender later in the contract period less onerous on the contract holder. We started assuming business under the coinsurance agreement in 2001 and started selling annuities directly through EquiTrust Life independent agents in the fourth quarter of 2003. In total, surrender charges on this business totaled $7.6 million for 2004, $5.6 million for 2003 and $1.7 million for 2002.
Cost of insurance charges totaled $59.9 million in 2004, $58.1 million in 2003 and $55.9 million in 2002. Cost of insurance charges increased due primarily to aging of the business in force as the cost of insurance charge rate per each $1,000 in force increases with the age of the insured. The average age of our universal life and variable universal life policyholders was 44.0 years in 2004, 43.4 years in 2003 and 42.9 years in 2002.~~.~~
Mortality and expense fees totaled $5.8 million in 2004, $4.4 million in 2003 and $3.9 million in 2002. Mortality and expense fees increased due to increases in the separate account balances on which fees are based. The average separate account balance increased to $500.9 million for 2004, from $391.3 million for 2003 and $353.7 million for 2002 due to the impact of new sales and favorable investment results. Transfers of premiums to the separate accounts totaled $96.6 million for 2004, $71.6 million for 2003 and $81.1 million for 2002. Net investment income and net realized and unrealized gains/(loss) on separate account assets totaled $49.0 million for 2004, $89.6 million for 2003 and ($48.2) million for 2002.
Traditional premiums increased in 2004 and 2003 due to an increase in the volume of business in force. The increase in the business in force is attributable primarily to sales of ~~term and whole~~ traditional life products by our Farm Bureau Life agency force exceeding the loss of in force amounts through deaths, lapses and surrenders. In total, our traditional life

Attachment A to Mr. Rosenberg letter dated January 10, 2006
insurance in force, net of reinsurance ceded, totaled $16,246 million for 2004, $15,116 million for 2003 and $13,850 million for 2002.
Net investment income, which excludes investment income on separate account assets relating to variable products, increased 5.1% in 2004 to $416.1 million and increased 13.6% in 2003 to $395.9 million. These increases are due to an increase in average invested assets of 15.5% to $6,734.7 million (based on securities at amortized cost) in 2004 compared to $5,828.5 million in 2003 and $4,845.3 million in 2002. The increases in average invested assets in 2004 and 2003 are due principally to net premium inflows, summarized above, from the Farm Bureau Life and EquiTrust Life distribution channels and the coinsurance agreement. The annualized yield earned on average invested assets was 6.18% in 2004, 6.79% in 2003 and 7.19% in 2002. Market conditions in 2004, 2003 and 2002 decreased our investment portfolio yield as market investment rates were, in general, lower than our portfolio yield or yield on investments maturing or being paid down. The average yields on fixed maturity securities purchased were 5.56% for 2004, 5.85% for 2003 and 6.86% for 2002. The average yields on fixed maturity securities maturing or being paid down were 6.34% for 2004, 7.21% for 2003 and 7.91% for 2002. For 2003, an increase in fee income from bond calls and mortgage loan prepayments partially offset the impact of these market conditions. Fee income from mortgage loan prepayments and bond calls totaled $2.2 million in 2004, $9.6 million in 2003 and $1.8 million in 2002. Net investment income includes ($0.5) million in 2004, $3.3 million in 2003 and $4.0 million in 2002 representing acceleration (reversal) of net discount accretion on mortgage and asset-backed securities resulting from changing prepayment speed assumptions during the respective periods. The amount of bond call and prepayment fee income we earn typically increases with a decrease in market interest rates as more bonds and mortgage loans are prepaid before their contractual maturity. See “Financial Condition – Investments” section that follows for a description of how changes in prepayment speeds impact net investment income.
Derivative income (loss) is as follows:

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands)

Derivative income (loss):
Components of derivative income (loss) from call options:
Gains received at expiration or upon early termination	$33,637	$21,807	$3,755
Change in the difference between fair value and remaining option cost at beginning and end of year	7,793	15,646	2,767
Cost of money for call options	(26,271)	(20,627)	(16,326)

	15,159	16,826	(9,804)
Other	448	252	(614)

Total derivative income (loss)	$15,607	$17,078	$(10,418)

The increases in gains received at expiration or termination are attributable to growth in the volume of index annuities in force and appreciation in the underlying equity market indices on which our options are based. The average account value of index annuities in force, which has increased due to new sales, totaled $1,593.6 million for 2004, $1,105.7 million for 2003 and $618.3 million for 2002. The changes in the difference between the fair value of the call options and the remaining option costs for 2004 and 2003 are caused primarily by the general change in the S&P 500 Index (upon which the majority of our options are based). For 2004, the S&P 500 Index increased on a point-to-point basis by 9.0%, compared to a point-to-point increase of 26.4% for 2003. While the difference between the fair value of the call options and the remaining option costs generally corresponds to the point-to-point change in the S&P 500 Index, the change in fair value is also impacted by options based on daily or monthly S&P 500 Index averages and options which are based on other underlying indices. Furthermore, the timing of option settlements also impacts the change in fair value. The cost of money for call options increased due primarily to the impact of growth in the volume of index annuities in force. Other derivative income (loss) is comprised of changes in the value of (i) the conversion feature embedded in convertible fixed maturity securities, (ii) the embedded derivative included in our modified coinsurance contracts and (iii) the forward commitments for the purchase of certain when-issued securities. Derivative income (loss) will fluctuate based on market conditions.

Attachment A to Mr. Rosenberg letter dated January 10, 2006
Realized gains (losses) on investments are as follows:

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands)

Realized gains (losses) on investments:
Gains on sales	$15,633	$16,675	$35,678
Losses on sales	(941)	(4,772)	(21,217)
Losses due to impairments	(6,517)	(13,911)	(29,340)

Total realized gains (losses) on investments	$8,175	$(2,008)	$(14,879)

The level of realized gains (losses) is subject to fluctuation from period to period depending on the prevailing interest rate and economic environment and the timing of the sale of investments. See “Financial Condition – Investments” for details regarding our unrealized gains and losses at December 31, 2004 and 2003.
We monitor the financial condition and operations of the issuers of securities rated below investment grade and of the issuers of certain investment grade securities on which we have concerns regarding credit quality. In determining whether or not an unrealized loss is other than temporary, we review factors such as:
•	historical operating trends;
•	business prospects;
•	status of the industry in which the company operates;
•	analyst ratings on the issuer and sector;
•	quality of management;
•	size of the unrealized loss;
•	length of time the security has been in an unrealized loss position; and
•	our intent and ability to hold the security.

Attachment A to Mr. Rosenberg letter dated January 10, 2006
If we determine that an unrealized loss is other than temporary, the security is written down to its fair value at the time of impairment, with the difference between amortized cost and fair value recognized as a realized loss. Details regarding our significant investment impairments for 2004, 2003 and 2002, including the circumstances requiring the write downs, are summarized in the following table:

	Impairment		Impact on Other
General Description	Loss	Circumstances	Material Investments
	(Dollars in
	thousands)
Year ended December 31, 2004:

Major United States airline	$1,228	In September, the company was restructuring its lease obligations with lenders and negotiating labor costs. The company stated that if labor costs are not reduced, bankruptcy is probable.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Major United States airline	$3,430	In June, the company was negotiating labor costs and we determined there was a high probability of restructuring and possible bankruptcy filing.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Textile manufacturer	$1,632	In March, we noted disappointing fiscal second quarter 2004 results and a 9% decrease in sales.	Credit specific issues with no impact on other material investments.

Year ended December 31, 2003:

Northwest electric energy generator	$1,392	In September, issuer filed for bankruptcy after unsuccessful attempts to restructure. This reduced estimates on potential recovery.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Merchant energy generator	$595	In September, we noted a negative outlook for recovery, based on the company’s proposed reorganization plan. This plan would provide no recovery on our issue.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Attachment A to Mr. Rosenberg letter dated January 10, 2006

	Impairment		Impact on Other
General Description	Loss	Circumstances	Material Investments
	(Dollars in
	thousands)
Year ended December 31, 2003 (continued):
Major United States airline	$2,330	In June, based on the company’s revenues and negative operating margins, we determined there was a high probability of restructuring and possible bankruptcy filing.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Major United States airline	$806	In March, the aircraft on one bond issue was returned to bondholders while other bond issues missed two consecutive debt payments. We determined there was a high probability of restructuring and possible bankruptcy filing.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Hotel	$3,500	In March, this mortgage loan was restructured and written down to appraised value.	Credit specific issues with no impact on other material investments.

Merchant energy generator	$3,230	In March, issuer filed for bankruptcy and we reduced estimates on potential recovery.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Merchant energy generator	$866	In March, we wrote down due to restructuring in power generator sector and revised expectation of the length of time to recover full value.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Attachment A to Mr. Rosenberg letter dated January 10, 2006

	Impairment		Impact on Other
General Description	Loss	Circumstances	Material Investments
	(Dollars in
	thousands)
Year ended December 31, 2002:
Financial services company	$2,200	In December, there was a significant reduction in the value of broker/dealers and a high probability of a merger with another broker/dealer.	Credit specific issues with no impact on other material investments.

Major United States airline	$7,803	In November, cash flow deteriorated and the company was unable to obtain desired financing. The issuer subsequently filed for bankruptcy.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Major United States airline	$2,308	In September, issue was downgraded reflecting decreased value and cash flow generating ability. The issue is secured by an older aircraft.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Major United States airline	$2,268	In August, issuer defaulted on interest payments and filed for bankruptcy.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.

Large telecommunication company	$6,604	In June, fraud and accounting irregularities were discovered with financial restructuring highly probable.	Credit specific issues with no impact on other material investments.

Large telecommunication company	$1,927	In June, fraud and accounting irregularities were discovered with financial restructuring highly probable.	Credit specific issues with no impact on other material investments.

Attachment A to Mr. Rosenberg letter dated January 10, 2006

Merchant energy generator	$4,608	In March, issuer defaulted on an interest payment and filed for bankruptcy.	Negative industry trends were considered in our analysis, which is done on an issue-by-issue basis. We concluded that there is no impact on other material investments in addition to amounts already written down.
Other income and other expenses include revenues and expenses, respectively, relating primarily to our non-insurance operations. These operations include management, advisory, marketing and distribution services and leasing activities. Fluctuations in these financial statement line items are generally attributable to fluctuations in the level of these services provided during the years.
Interest sensitive and index product benefits are as follows:

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Interest sensitive and index product benefits:
Interest credited	$175,459	$183,607	$170,499
Index credits	49,688	20,189	4,188
Change in value of embedded derivative	2,352	14,203	1,005
Amortization of deferred sales inducements	6,792	4,040	1,048
Interest sensitive death benefits	33,792	38,431	32,886

Total	$268,083	$260,470	$209,626

Interest sensitive and index product benefits increased 2.9% in 2004 to $268.1 million and 24.3% in 2003 to $260.5 million. The increases in interest sensitive and index product benefits for 2004 and 2003 are due primarily to an increase in volume of annuity business in force and an increase in index product benefits, partially offset by the impact of reductions in interest crediting rates on many products. The increase for 2004 was also partially offset by a decrease in interest sensitive death benefits.
The average account value of annuity contracts in force, which increased due to increases in premiums collected as summarized in the “Other data” table above, totaled $3,762.0 million for 2004, $2,959.4 million for 2003 and $2,063.0 million for 2002. These account values include values relating to index contracts totaling $1,593.6 million for 2004, $1,105.7 million for 2003 and $618.3 million for 2002.
The decreases in interest crediting rates were made in response to a declining investment portfolio yield as noted in the “Net investment income” section above. The weighted average interest crediting rate/index cost for universal life and individual traditional annuity products, excluding the impact of the amortization of deferred sales inducements, was 3.97% for 2004, 4.45% for 2003 and 5.30% for 2002.
The increases in index credits are attributable to growth in the volume of index annuities in force and appreciation in the underlying equity market indices on which our options are based as discussed above under “Derivative income (loss).” The change in the value of the embedded derivative primarily results from the change in expected index credits on the next policy anniversary dates, which are related to the change in the fair value of the options acquired to fund these index credits as discussed above under “Derivative income (loss).” The value of the embedded derivative is also impacted by the timing of the posting of index credits and changes in reserve discount rates and assumptions used in estimating future call option costs.
~~Interest sensitive death benefits decreased 12.1% to $33.8 million for 2004 and increased 16.9% to $38.4 million for 2003. Interest sensitive and index product benefits can tend to fluctuate from period to period primarily as a result of changes in mortality experience and the impact of changes in the equity markets on index credits and the value of the embedded derivatives for our index annuities.~~
Interest sensitive and index product benefits includes $6.8 million in 2004, $4.0 million in 2003 and $1.0 million in 2002 of amortization of deferred sales inducements in accordance with the adoption of Statement of Position (SOP) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” The increases in amortization are driven by increases in the related amounts deferred as we began selling and assuming products with deferrable sales inducements beginning in 2001. Deferred sales inducements totaled $78.4 million at December 31, 2004, $39.1 million at December 31, 2003 and $21.3 million at December 31, 2002. Amortization of deferred sales inducements was previously included in underwriting, acquisition and insurance expenses as a component of amortization of deferred policy acquisition costs.

Attachment A to Mr. Rosenberg letter dated January 10, 2006
Interest sensitive death benefits decreased 12.1% to $33.8 million for 2004 and increased 16.9% to $38.4 million for 2003. Interest sensitive and index product benefits can tend to fluctuate from period to period primarily as a result of changes in mortality experience (the rate and timing that individuals die) and the impact of changes in the equity markets on index credits and the value of the embedded derivatives for our index annuities.

Attachment A to Mr. Rosenberg letter dated January 10, 2006
Traditional life insurance and accident and health policy benefits are as follows:

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Traditional life insurance and accident and health policy benefits:
Traditional life insurance and accident and health benefits	$83,329	$75,852	$74,728
Increase in traditional life and accident and health future policy benefits	34,149	32,745	33,262
Distributions to participating policyholders	24,733	27,443	29,540

Total	$142,211	$136,040	$137,530

Traditional life insurance and accident and health policy benefits increased 4.5% in 2004 to $142.2 million and decreased 1.1% in 2003 to $136.0 million. The increase in 2004 is due primarily to an 11.9% increase in traditional death benefits to $47.7 million. Distributions to participating policyholders decreased in 2004 and 2003 due to reductions in our dividend crediting rates in response to a declining investment portfolio yield as discussed in the “Net investment income” section above. The increase in traditional life insurance and accident and health future policy benefits for 2003 includes a $1.8 million reduction in reserves relating to a change in valuation methodology for certain traditional life business. Traditional life insurance and accident and health policy benefits for 2002 were impacted by a $1.3 million reduction in reserves relating to the discontinuation of certain group life business. Traditional life insurance and accident and health policy benefits can fluctuate from period to period primarily as a result of changes in mortality experience.
Underwriting, acquisition and insurance expenses are as follows:

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Underwriting, acquisition and insurance expenses:
Commission expense, net of deferrals	$14,473	$13,508	$12,379
Amortization of deferred policy acquisition costs	52,717	44,773	21,618
Amortization of value of insurance in force acquired	2,321	3,140	1,643
Other underwriting, acquisition and insurance expenses, net of deferrals	80,535	69,514	65,761

Total	$150,046	$130,935	$101,401

Underwriting, acquisition and insurance expenses increased 14.6% in 2004 to $150.0 million and 29.1% in 2003 to $130.9 million. Commissions increased in 2004 and 2003 due to increases in traditional life insurance and variable universal life renewal premiums. Amortization of deferred policy acquisition costs increased due principally to the impact of increases in the volume of annuity business in force resulting from new sales and business assumed under the coinsurance agreement. Amortization of deferred policy acquisition costs on our business assumed from the coinsurance agreement totaled $24.8 million in 2004, $19.4 million in 2003 and $5.8 million in 2002. Amortization of value of insurance in force acquired was reduced $1.2 million in 2004 as a result of changes in the assumptions used to calculate the value of insurance in force acquired. Amortization of the value of insurance in force acquired was reduced $1.2 million in 2002 by the impact of realized losses on investments backing the related policyholder liabilities. Other underwriting, acquisition and insurance expenses increased in 2004 due partially to expenses relating to the expansion of our EquiTrust Life distribution through independent agents and brokers totaling $4.0 million. The expansion related costs are comprised primarily of salaries and related benefits due to increased staffing levels to manage and service this business. The increase in 2004 was also impacted by a $0.7 million loss on the sale of fixed assets and a $1.2 million increase in advertising expense. In addition, costs increased $1.8 million in connection with a project to image policy files. Furthermore, other operating expenses increased as a result of the growth of our business and increased costs for regulatory compliance. The increases in other underwriting, acquisition and insurance expenses in 2003 are due primarily to increases in salaries ~~and employee benefits~~ totaling $2.6 million, which are due primarily to staff additions and merit salary increases. In addition, expense allowances assumed ~~and~~ increased $0.8 million due to an increase in the volume of business assumed under the coinsurance agreement ~~expense allowances on reinsurance assumed.~~.
Interest expense totaled $11.4 million in 2004 compared to $5.1 million in 2003 and $0.7 million in 2002. The adoption of Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both

Attachment A to Mr. Rosenberg letter dated January 10, 2006
Liabilities and Equity,” and Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” during 2003 resulted in $7.0 million in 2004 and $4.6 million in 2003 being classified as interest expense. Under prior guidance these amounts were classified as minority interest distributions or dividends on preferred stock. While these accounting changes cause a decrease in pre-tax income and net income totaling $2.2 million for 2004 and 2003, the changes do not impact net income applicable to common stock or earnings per common share. Interest expense for 2004 also increased $3.1 million due to the issuance of $75.0 million of 5.85% Senior Notes (Senior Notes) in April 2004.
Income taxes decreased 11.8% in 2004 to $27.7 million and increased 31.6% in 2003 to $31.4 million. The effective tax rate was 30.0% for 2004, 33.4% for 2003 and 30.1% for 2002. The decrease in the effective rate for 2004 is due primarily to tax accrual reversals. During 2004, based on events and analysis performed, we determined that these tax accruals were no longer necessary and a related benefit totaling $4.5 million was recorded. The effective rate for 2004, excluding the impact of the accrual reversals, was 34.8%. The increase in the effective rate for 2004, excluding the impact of the accrual reversals, and 2003 is primarily due to the adoption of Statement No. 150 and FASB Interpretation No. 46 noted above and, for 2003, to the increase in pre-tax operating income. The effective tax rates were lower than the federal statutory rate of 35% due primarily to tax-exempt interest, tax-exempt dividend income and, for 2003 and 2002, the tax benefit associated with the payment of dividends on mandatorily redeemable preferred stock of subsidiary trust.
Equity income, net of related income taxes, totaled $1.4 million in 2004, $5.8 million in 2003 and $0.2 million in 2002. Equity income includes our proportionate share of gains and losses attributable to our ownership interest in partnerships, joint ventures and certain companies where we exhibit some control but have a minority ownership interest. Equity income decreased in 2004 due primarily to no longer recording equity income from our investment in American Equity Investment Life Holding Company (AEL). In the fourth quarter of 2003, our share of percentage ownership in AEL decreased resulting from AEL’s initial public offering of common stock and we discontinued applying the equity method of accounting for this investment. Our share of AEL’s net income totaled $4.4 million in 2003 and $1.4 million in 2002.
Given the timing of availability of financial information from our equity investees, we will consistently use information that is as much as three months in arrears for certain of these entities. Several of these entities are investment companies whose operating results are derived primarily from unrealized and realized gains and losses generated by their investment portfolios. As is normal with these types of entities, the level of these gains and losses is subject to fluctuation from period to period depending on the prevailing economic environment, changes in prices of equity securities held by the investment partnerships, timing and success of initial public offerings and other exit strategies, and the timing of the sale of investments held by the partnerships and joint ventures. See the “Other Assets” section following for additional information regarding the composition of our equity investees.
Dividends on company-obligated mandatorily redeemable preferred stock of subsidiary trust and dividends on Series B and C preferred stock decreased due to the impact of accounting changes as discussed in “Interest expense” above.
Segment Information
Management analyzes operations by reviewing financial information regarding products that are aggregated into four product segments. The product segments are: (1) traditional annuity – exclusive distribution (“Exclusive Annuity Segment”), (2) traditional annuity – independent distribution (“Independent Annuity Segment”), (3) traditional and universal life insurance and (4) variable. We also have various support operations and corporate capital that are aggregated into a corporate and other segment. Our segment results for 2003 and 2002 have been refined to reflect a change in the composition of our reportable segments. Prior to 2004, amounts now reported in the Exclusive Annuity Segment and the Independent Annuity Segment were reported together in a single traditional annuity segment. This change was made to better reflect how the business is managed and has no impact on our consolidated financial statements for any period reported.
We analyze our segment results based on pre-tax operating income (loss). Accordingly, income taxes are not allocated to the segments. In addition, operating results are analyzed net of any transactions between the segments. Operating income (loss) represents net income excluding the impact of realized gains and losses on investments. The impact of realized gains and losses on investments includes adjustments for income taxes and that portion of amortization of deferred policy acquisition costs, deferred sales inducements, unearned revenue reserve and value of insurance in force

Attachment A to Mr. Rosenberg letter dated January 10, 2006
acquired attributable to such gains or losses. A reconciliation of net income to pre-tax operating income (loss) and a summary of pre-tax operating income (loss) by segment follows.

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Net income	$66,076	$65,945	$50,668

Realized losses (gains) on investments	(8,175)	2,008	14,879
Change in amortization of:
Deferred policy acquisition costs	603	(88)	(877)
Deferred sales inducements	70	(124)	10
Value of insurance in force acquired	177	122	(1,170)
Unearned revenue reserve	45	(5)	(82)
Income tax offset	2,548	(670)	(4,467)

Realized losses (gains), net of offsets	(4,732)	1,243	8,293

Income taxes on operating income	25,913	35,214	28,454

Pre-tax operating income	$87,257	$102,402	$87,415

Pre-tax operating income (loss) by segment:
Traditional annuity – exclusive distribution	$26,285	$24,318	$22,267
Traditional annuity – independent distribution	14,870	18,424	7,165
Traditional and universal life	52,189	54,464	61,033
Variable	2,190	980	(838)
Corporate and other	(8,277)	4,216	(2,212)

	$87,257	$102,402	$87,415

A discussion of our operating results, by segment, follows.
Traditional Annuity – Exclusive Distribution Segment

	Year ended December 31,
	2004	2003	2002
Pre-tax operating income	(Dollars in thousands)
Operating revenues:
Interest sensitive product charges	$754	$486	$651
Net investment income	134,014	131,683	123,174
Derivative loss	–	(1,063)	(18)

	134,768	131,106	123,807
Benefits and expenses	108,483	106,788	101,540

Pre-tax operating income	$26,285	$24,318	$22,267

Other data
Annuity premiums collected, direct	$231,240	$227,591	$198,024
Policy liabilities and accruals, end of year	2,119,638	1,936,400	1,707,072

Individual deferred annuity spread:
Weighted average yield on cash and invested assets	6.21%	6.78%	7.03%
Weighted average interest crediting rate	4.53%	4.82%	5.44%

Spread	1.68%	1.96%	1.59%

Individual traditional annuity withdrawal rate	3.1%	2.7%	4.3%
Pre-tax operating income for the traditional annuity – exclusive distribution segment increased 8.1% in 2004 to $26.3 million and 9.2% in 2003 to $24.3 million. Revenues, benefits, expenses and the volume of business in force increased in 2004 and 2003 primarily due to the volume of sales from our Farm Bureau distribution agency force.

Attachment A to Mr. Rosenberg letter dated January 10, 2006
Premiums collected increased 1.6% in 2004 to $231.2 million and 14.9% in 2003 to $227.6 million. The average account value for annuity contracts in force in the Exclusive segment totaled $1,389.6 million for 2004, $1,232.5 million for 2003 and $1,083.1 million for 2002. Net investment income includes $0.7 million in 2004, $4.9 million in 2003 and $0.9 million in 2002 in fee income from bond calls and mortgage loan prepayments and the acceleration (reversal) of net discount accretion on mortgage and asset-backed securities as noted in the investment income discussion above. Net investment income for 2004 and 2003 was also impacted by the decline in market interest rates during these periods. The impact of the decline in market interest rates is partially offset by decreases in interest credited to policyholders due to reductions in interest crediting rates. Net investment income for 2004 is also positively impacted by a decrease in our cash position and increased investment in corporate bonds. Benefits and expenses for these periods were impacted by changes in the assumptions used to calculate deferred policy acquisition costs as discussed under “Significant Accounting Policies and Estimates.” Amortization of deferred policy acquisition costs decreased $0.3 million in 2004 and increased $1.4 million in 2003 and $0.1 million in 2002 due to changes in the assumptions used to calculate deferred policy acquisition costs. Amortization of value of insurance in force acquired was reduced $0.7 million in 2004 as a result of changes in the assumptions used to calculate the value of insurance in force acquired.
The decreases in the weighted average yield on cash and invested assets are primarily attributable to the items affecting investment income noted above. We reduced the crediting rates on most of our annuity products in response to this decline in yield. For example, we decreased crediting rates on our primary annuity contract by 25 basis points in 2004, 65 basis points in 2003 and 40 basis points during 2002. Our spreads earned in 2004 and 2003 were primarily impacted by the changes in fee income from bond calls and mortgage loan prepayments and the acceleration (reversal) of net discount accretion on mortgage and asset-backed securities.
Traditional Annuity – Independent Distribution Segment

	Year ended December 31,
	2004	2003	2002
Pre-tax operating income	(Dollars in thousands)
Operating revenues:
Interest sensitive and index product charges	$7,593	$5,582	$1,049
Net investment income	124,712	103,594	61,795
Derivative income (loss)	15,161	17,322	(9,804)

	147,466	126,498	53,040
Benefits and expenses	132,596	108,074	45,875

Pre-tax operating income	$14,870	$18,424	$7,165

Other data
Annuity premiums collected, independent channel	$472,273	$821	$–
Annuity premiums collected, assumed	204,117	653,103	842,660
Policy liabilities and accruals, end of year	2,710,811	2,050,286	1,404,825

Individual deferred annuity spread:
Weighted average yield on cash and invested assets	5.90%	6.67%	7.02%
Weighted average interest crediting rate/index cost	3.79%	4.21%	5.10%

Spread	2.11%	2.46%	1.92%

Individual traditional annuity withdrawal rate	4.7%	4.6%	3.5%
Pre-tax operating income for the traditional annuity – independent distribution segment decreased 19.3% in 2004 to $14.9 million and increased 157.1% in 2003 to $18.4 million. The decrease in 2004 is due principally to decreases in individual deferred annuity spreads and increased operating expenses, partially offset by growth in the volume of business in force. The increase in 2003 is due primarily to increases in individual deferred annuity spreads and growth in the volume of business in force.
Revenues, benefits, expenses and the volume of business in force increased in 2004 primarily due to the expansion of our EquiTrust Life distribution channel and business assumed under the coinsurance agreement prior to its suspension on August 1, 2004. For 2003, the increases in these items are primarily due to business assumed under the coinsurance agreement. Direct premiums collected increased to $472.3 million in 2004 compared to $0.8

Attachment A to Mr. Rosenberg letter dated January 10, 2006
million in 2003 due to the expansion of our EquiTrust Life independent distribution. The average account value for annuity contracts in force in the Independent segment totaled $2,372.4 million for 2004, $1,726.8 million for 2003 and $979.9 million for 2002. The increases in net investment income are attributable to growth in invested assets due principally to net premium inflows, partially offset by the decline in our investment yield discussed above. Net investment income includes ($0.1) million in 2004, $3.1 million in 2003 and $2.8 million in 2002 in fee income from bond calls and mortgage loan prepayments and the acceleration (reversal) of net discount accretion on mortgage and asset-backed securities. The changes in derivative income are primarily due to changes in the difference between the fair values of the call options resulting from changes in the indices on which our options are based. Operating expenses in 2004 include $4.0 million relating to the expansion of our EquiTrust Life distribution channel.
The decreases in the weighted average yield on cash and invested assets are primarily the result of the impact of the decline in market interest rates during 2004, 2003 and 2002. The decrease in 2004 is also partially attributable to decreases in fee income from bond calls and mortgage loan prepayments and discount accretion on mortgage and asset-backed securities as noted above. Our spreads earned for 2004 and 2003 were primarily impacted by changes in spreads for index annuities assumed under the coinsurance agreement, which is driven by option costs and fluctuations in the minimum guarantees credited to the contracts.
Traditional and Universal Life Insurance Segment

	Year ended December 31,
	2004	2003	2002
Pre-tax operating income	(Dollars in thousands)
Operating revenues:
Interest sensitive product charges	$43,893	$42,885	$42,859
Traditional life insurance premiums and other income	131,865	129,190	121,999
Net investment income	137,667	141,034	146,589
Derivative income (loss)	145	(88)	(482)

	313,570	313,021	310,965
Benefits and expenses	261,381	258,557	249,932

Pre-tax operating income	$52,189	$54,464	$61,033

Other data
Life premiums collected, net of reinsurance	$182,302	$180,099	$173,964
Policy liabilities and accruals, end of year	2,075,352	2,026,506	1,953,125
Direct life insurance in force, end of year (in millions)	26,559	25,214	23,414

Interest sensitive life insurance spread:
Weighted average yield on cash and invested assets	6.62%	7.10%	7.53%
Weighted average interest crediting rate	4.51%	5.00%	5.52%

Spread	2.11%	2.10%	2.01%

Life insurance lapse rate	8.1%	7.8%	7.9%
Pre-tax operating income for the traditional and universal life insurance segment decreased 4.2% in 2004 to $52.2 million and decreased 10.8% in 2003 to $54.5 million. As quantified below, the decrease for 2004 is driven largely by a decrease in investment fee income, an increase in death benefits and the impact of a reserve adjustment made in 2003. The decrease in 2003 is driven largely by an increase in death benefits and a decrease in an adjustment to deferred policy acquisition costs as a result of changes in assumptions.
Traditional life insurance premiums increased in 2004 and 2003 due primarily to sales of whole life products by our Farm Bureau Life agency force, partially offset by an increase in term life premiums ceded. Net investment income includes $0.9 million in 2004, $2.9 million in 2003 and $2.0 million in 2002 in fee income from bond calls and mortgage loan prepayments and the acceleration (reversal) of net discount accretion on mortgage and asset-backed securities as noted in the investment income discussion above. Net investment income for 2004 and 2003 was also impacted by the decline in market interest rates during these periods. These decreases are partially offset by decreases in interest credited to policyholders and policy dividends paid due to reductions in interest and dividend crediting rates.

Attachment A to Mr. Rosenberg letter dated January 10, 2006
Benefits and expenses for 2004 and 2003 increased due primarily to increases in operating expenses and death benefits. Death benefits totaled $69.9 million in 2004, $69.4 million in 2003 and $65.2 million in 2002. Amortization of value of insurance in force acquired was reduced $0.5 million in 2004 as a result of changes in the assumptions used to calculate the value of insurance in force acquired. Amortization of deferred policy acquisition costs was reduced by $1.4 million in 2004, $0.4 million in 2003 and $4.2 million in 2002 due to changes in the assumptions used to calculate deferred policy acquisition costs. On a consolidated basis, the impact of these assumption changes in 2003 and 2002 were largely offset by the impact of assumption changes made in the amortization of deferred policy acquisition costs in the other product segments. As noted in the discussion of traditional life insurance and accident and health policy benefits above, pre-tax operating income in 2003 benefited from a $1.8 million reduction in reserves relating to a change in the valuation methodology for certain traditional life business. In addition, pre-tax operating income for 2002 benefited from a $1.3 million reserve reduction relating to the discontinuation of certain group life business.
The decreases in the weighted average yield on cash and invested assets are primarily the result of the impact of the decline in market interest rates during 2004, 2003 and 2002. The decrease in 2004 is also partially attributable to decreases in fee income from bond calls and mortgage loan prepayments and discount accretion on mortgage and asset-backed securities. We reduced the dividend and interest crediting rates on many of our life products in response to this decline in yield. For example, we decreased crediting rates on our primary universal life insurance product 20 basis points in 2004, 75 basis points in 2003 and 30 basis points in 2002. The changes in our spread earned are due primarily to the impact of the investment fee income noted above, the timing of the crediting rate changes made on our products.
Variable Segment

	Year ended December 31,
	2004	2003	2002
Pre-tax operating income (loss)	(Dollars in thousands)
Operating revenues:
Interest sensitive product charges	$37,730	$34,986	$33,834
Net investment income	13,814	13,483	11,909
Derivative income	144	416	–
Other income	899	786	817

	52,587	49,671	46,560
Benefits and expenses	50,397	48,691	47,398

Pre-tax operating income (loss)	$2,190	$980	$(838)

Other data
Variable premiums collected, net of reinsurance	$133,277	$115,592	$127,321
Policy liabilities and accruals, end of year	229,376	224,102	191,819
Separate account assets, end of year	552,029	463,772	347,717
Direct life insurance in force, end of year (in millions)	7,331	7,212	7,082
Revenues increased 5.9% to $52.6 million in 2004 and 6.7% to $49.7 million in 2003 due to an increase in the volume of business in force and the impact of increases in separate account assets resulting from appreciation of the underlying investments. Mortality and expense fee income increased 31.9% to $5.8 million in 2004 and 10.9% to $4.4 million in 2003 due to growth in separate account assets. Net investment income includes $0.1 million in 2004 and less than $0.1 million in 2003 and 2002 in fee income from bond calls and mortgage loan prepayments and the acceleration (reversal) of net discount accretion on mortgage and asset-backed securities. Death benefits in excess of related account values on variable universal life policies increased 4.2% to $10.3 million in 2004 and increased 1.1% to $9.9 million in 2003. Amortization of deferred policy acquisition costs was increased $0.8 million in 2004, decreased $0.5 million in 2003 and increased $3.7 million in 2002 due to changes in the assumptions used to calculate deferred policy acquisition costs. As noted above, on a consolidated basis the impact of these assumption changes for 2002 were largely offset by the impact of assumption changes made in the amortization of deferred policy acquisition costs in the traditional and universal life insurance segment.
The variable segment does not currently contribute significantly to our bottom line due to the fee income structure on these products and the significant administrative costs associated with the sale and processing of this business. Profitability of this line of business is expected to increase as the volume of business grows and the significant fixed costs of administering the business are spread over a larger block of policies.

Attachment A to Mr. Rosenberg letter dated January 10, 2006
Corporate and Other Segment

	Year ended December 31,
	2004	2003	2002
Pre-tax operating income (loss)	(Dollars in thousands)
Operating revenues:
Accident and health insurance premiums	$480	$566	$493
Net investment income	5,874	6,087	4,892
Derivative income (loss)	157	491	(114)
Other income	19,570	16,108	16,269

	26,081	23,252	21,540
Benefits and expenses	36,403	25,531	19,032

	(10,322)	(2,279)	2,508
Minority interest	(105)	(2,441)	(5,050)
Equity income, before tax	2,150	8,936	330

Pre-tax operating income (loss)	$(8,277)	$4,216	$(2,212)

Net investment income includes mortgage prepayment fee income totaling $0.2 million in 2004, $2.0 million in 2003 and less than $0.1 million in 2002. This decrease in fee income for 2004 is partially offset by approximately $1.7 million of investment income from a portion of the proceeds of our April 2004 Senior Notes offering. Other income includes revenues relating primarily to our non-insurance operations. These operations include management, advisory, marketing and distribution services and leasing activities. Fluctuations in other income are generally attributable to fluctuations in the level of these services provided during the years. Benefits and expenses increased and minority interest decreased in 2004 and 2003 due to the reclassification of certain dividends to interest expense in connection with the adoption of Statement No. 150 and FASB Interpretation No. 46. See “Interest expense” for additional details regarding these reclassifications. In addition, interest expense increased $3.1 million in 2004 as a result of our Senior Notes offering. Benefits and expenses also increased due to increases in other expenses relating primarily to our non-insurance operations. Fluctuations in these other expenses are generally attributable to fluctuations in the level of these services provided during the years. The decrease in equity income is due primarily to no longer recording equity income from our investment in AEL as discussed in the equity income section above.